Exhibit 99.1

NEWS RELEASE

OTC-BB: CPPXF

CONTINENTAL ENTERS INTO PARTNERSHIP FOR INDONESIAN CBM

JAKARTA, Indonesia – May 15, 2012 - Continental Energy Corporation (OTCBB: CPPXF) (the “Company”) an emerging international energy company, today announced that it has entered into a Joint Study and Bid Group agreement with CBM Asia Development Corp. ("CBM Asia").

CBM Asia (TSX.V:TCF) (www.cbmasia.com), a Canadian-listed coalbed methane (“CBM”) company focused solely on the Indonesian CBM industry and with interests in four CBM production sharing contracts (“PSC”) is pursuing new CBM opportunities in Indonesia. Under the agreement, Continental and CBM Asia will jointly and exclusively study selected areas in Indonesia with the objective of identifying geologically justified candidate areas to be jointly pursued as targets of opportunity for direct acquisition of CBM PSCs offered by the Indonesian government through public tenders or through direct proposal tenders conducted under joint study arrangements.

Successful CBM PSC acquisitions shall be shared by Continental and CBM Asia under a pre-agreed joint operating agreement ("JOA") format in the participating interest proportions 75% CBM Asia and 25% Continental. CBM Asia shall act as operator under the JOA and any CBM PSC and shall pay 100% of the JOA's CBM PSC general and administrative costs. All CBM PSC acquisition costs and other JOA exploration and drilling costs shall be borne by the parties in proportion to their respective JOA participating interests.

According to MIGAS, the oil and gas division of Indonesia's Ministry of Energy, gas production from CBM is expected to contribute to the country's efforts in boosting its declining gas output. Indonesia has the world’s second largest CBM reserves after China, with total potential reserves of 453 trillion cubic feet, twice that of its estimated conventional natural gas resources. In order to promote CBM development, the Indonesian Government has prepared some new incentives and streamlined CBM working area applications. Foremost among these incentives is a favorable production sharing split for the contractor of 45% for CBM gas as opposed to the 30% conventional PSC operators receive for gas. A tax holiday incentive is also being considered for CBM gas.

Continental’s CEO, Richard McAdoo stated, “This agreement with CBM Asia is the first step along a planned path of expansion into the unconventional oil and gas sector in Indonesia which is pushing increased gas production by any means, largely to fuel a chronic under capacity of electrical power generation. We intend to leverage our long history of oil and gas operating experience in Indonesia with a far reaching understanding and knowledge of the geology of Indonesia into the CBM sector. We are pleased to have CBM Asia, a leading CBM developer and operator, as our operating partner in this expansion. I am confident we will make a good team, as we each bring a strong competitive advantage to the table."

CBM Asia's President and CEO, Al Charuk, added, "We are very excited to enter into a CBM agreement with Continental Energy Corporation which like ourselves is Indonesian focused. Continental’s management and technical teams have extensive geological knowledge underpinning potential CBM opportunities as well as operating experience required for surface operations. We have identified several areas of interest which we and our new partner will be actively pursuing in the near future.”

On behalf of the Company,
Robert V. Rudman, C.A.
Chief Financial Officer

Source: Continental Energy Corporation
Media Contacts: Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com or AGORACOM cppxf@agoracom.com
Further Info:www.continentalenergy.com and http://agoracom.com/ir/continentalenergy

No securities regulatory authority has either approved or disapproved the contents of this news release.

Statements in this news release that are not historical are forward looking statements. Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risk detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission. Readers should also refer to the risk disclosures outlined in disclosure documents filed by other early stage energy and environmental companies with the Securities and Exchange Commission available at www.sec.gov.

The Company assumes no obligation to update the information in this release.